UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT
COMPANY ACT OF 1940

The undersigned investment company, a Delaware statutory trust (the “Registrant”), hereby notifies the U.S. Securities and Exchange Commission that it registered under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration, the Registrant submits the following information:

Name: Gabelli NextShares Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One Corporate Center

Rye, New York, 10580-1422

Telephone Number (including area code): (800) 422-3554

Name and address of agent for service of process:

Agnes Mullady

Gabelli NextShares Trust

One Corporate Center

Rye, New York 10580-1422

With copies of Notices and Communications to:

Michael R. Rosella, Esq.

Paul Hastings LLP

200 Park Avenue

New York, New York 10166

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒                                 NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the city of Rye in the state of New York on the 6th day of June, 2016.

GABELLI NEXTSHARES TRUST

By: /s/ Agnes Mullady

Name: Agnes Mullady

Title: Trustee

Attest: /s/ Mark Gambetta

Mark Gambetta

Notary